Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
GitLab Inc.:
We consent to the use of our report dated July 16, 2021, with respect to the consolidated balance sheets of GitLab Inc. and subsidiaries as of January 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
October 12, 2021